FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of December, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑      Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)
COMPAGNIE GENERALE DE GEOPHYSIQUE
New Group General Management Organization
Paris, December 8th 2006
Compagnie Générale de Géophysique (ISIN: FR0000120164 ; NYSE: GGY) announced today the following appointments:
▪	As of January 1st, 2007, Thierry LE ROUX will be appointed President and Chief Operating Officer. He will be responsible for the Group’s general management, reporting to the Chairman and Chief Executive officer Robert Brunck.

Thierry LE ROUX headed the Asia-Pacific division from 1985-1992 before becoming Vice President for Business Development. He then managed the Sercel subsidiary from 1995-2005 and was appointed as Group President and Chief Financial Officer in September 2005.
▪	Stephane-Paul FRYDMAN will be appointed Chief Financial officer on 1st January, 2007.
He joined CGG in 2002 as Vice President within the Finance division and was appointed as Group Controller, Treasurer and Deputy Chief Financial Officer in September 2005.

Contact: Christophe BARNINI	(33) 1 64 47 38 10

Email : invrel@cgg.com		Internet : www.cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS CONTAINED IN COMPAGNIE GENERALE DE GEOPHYSIQUE’S REGISTRATION STATEMENT ON FORM F-4/A (REGISTRATION STATEMENT NO. 333-138033), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex

Date : December 8th, 2006	/s/ GERARD CHAMBOVET
Gerard Chambovet
Senior Executive Vice President Technology , Control & Planning and Communication